Exhibit 99.1

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports First Quarter 2015 Unaudited Financial Results

(Beijing — May 13, 2015) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2015.

“The introduction of new games and content for our community of online PC-client and mobile users drove growth across our business during the first quarter of 2015,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Compared with the same period last year, revenues from our online games business were up 44.0%.”

“Mobile games have become a major driving force in China’s online game industry, and we believe the high quality and diversity of our mobile offerings are resonating with users. In the first quarter, a growing number of users were particularly captivated by our self-developed mobile games, such as Battle to the West and The World HD, which were launched in the prior quarter. Moreover, our flagship game, Fantasy Westward Journey, continued to gain in popularity, with the mobile version of this game reaching No. 1 in the iOS China app store, and setting a record peak concurrent user count of 1.6 million after its introduction in late March.”

“Our online PC-client games also continued to be well received in the first quarter as we introduced new games and content. During the first quarter, users welcomed beta tests for Hegemon-King of Western Chu, our 3D warfare MMORPG. We also saw solid performances from Fantasy Westward Journey II and New Westward Journey Online II.”

“Our exciting pipeline planned for 2015 includes a number of new online PC-client and mobile games, as well as new content for our existing games. In April, we commercially launched Demon Seals, a 2.5D MMORPG, as well as expansion packs for New Westward Journey Online II and Ghost II. In addition, we are pleased with the positive feedback from the closed beta testing of Revelation, our 3D oriental fantasy MMORPG, which began in January, and we will launch its open beta testing in the near future. We also continue to work closely with Blizzard Entertainment and have been delighted by the success of the open beta testing for the Chinese version of Diablo III®: Reaper of Souls™. That game sold over one million copies within 10 days of its launch in late April, setting the record for the fastest-selling PC game in China. We plan to begin open beta testing for Blizzard’s Heroes of the Storm™ in late May. For mobile games, we now offer over 20 mobile games of various genres, and we plan to deploy more new self-developed and licensed mobile titles in the coming months to build on our positive momentum. Later this year, we will also expand our global footprint with local partners to launch our games in other countries in Asia and North America.”

“Turning to our advertising services business, this segment remains strong benefiting from the continued growth of our Mobile News Application and a growing online advertising market in China, with revenue from this segment increasing by 35.9% compared with the same period last year. Automobile, Internet services and food and beverage were the top performing advertising verticals in the first quarter. E-commerce is another area where we see significant growth opportunity. While still in the early stages of operation, our self-operated cross border e-commerce platform, Kaola, has performed well, and we are actively expanding our range of product offerings.”

“Mobile games and content continue to be in high demand, further complementing our online PC-client games and services. While we expect to see continued momentum from the mobile market, our strategy will remain focused on diversity, excellence and international expansion to achieve healthy growth across all of our Internet businesses,” Mr. Ding concluded.

First Quarter 2015 Financial Results

Revenues

Total revenues for the first quarter of 2015 were RMB3,885.2 million (US$626.8 million), compared to RMB3,683.6 million and RMB2,519.0 million for the preceding quarter and the first quarter of 2014, respectively.

Revenues from online games were RMB3,104.2 million (US$500.8 million) for the first quarter of 2015, compared to RMB2,863.3 million and RMB2,155.6 million for the preceding quarter and the first quarter of 2014, respectively.

Revenues from advertising services were RMB332.6 million (US$53.7 million) for the first quarter of 2015, compared to RMB404.5 million and RMB244.7 million for the preceding quarter and the first quarter of 2014, respectively.

Revenues from e-mail, e-commerce and others were RMB448.4 million (US$72.3 million) for the first quarter of 2015, compared to RMB415.8 million and RMB118.6 million for the preceding quarter and the first quarter of 2014, respectively.

Sales Taxes

Total sales taxes for the first quarter of 2015 were RMB225.0 million (US$36.3 million), compared to RMB220.6 million and RMB153.5 million for the preceding quarter and the first quarter of 2014, respectively. The year-over-year and quarter-over-quarter increases in sales taxes were mainly due to the increase in NetEase’s total revenues.

Gross Profit

Gross profit for the first quarter of 2015 was RMB2,489.1 million (US$401.5 million), compared to RMB2,485.4 million and RMB1,707.7 million for the preceding quarter and the first quarter of 2014, respectively.

The year-over-year increase in online games gross profit was primarily driven by the revenue contribution from self-developed online games such as New Westward Journey Online II and Fantasy Westward Journey II, and licensed games such as Blizzard Entertainment’s World of Warcraft®, as well as mobile games such as Battle to the West, The World HD and the mobile version of Fantasy Westward Journey. The quarter-over-quarter increase in online games gross profit was primarily driven by increased revenue contribution from NetEase’s mobile games Battle to the West, The World HD and the mobile version of Fantasy Westward Journey.

The year-over-year increase in advertising services gross profit was primarily due to strong demand from the automobile, Internet services and food and beverage sectors, and NetEase’s monetization efforts for its mobile applications such as the Mobile News Application. The quarter-over-quarter decrease in advertising services revenues and gross profit were primarily due to seasonality.

The year-over-year increase in e-mail, e-commerce and others gross profit was primarily attributable to an increase from e-commerce services related to third-party lottery products. The quarter-over-quarter decrease in e-mail, e-commerce and others gross profit was primarily attributable to the temporary suspension of e-commerce services related to third-party lottery products since late February 2015, which was partially offset by an increase in revenues from NetEase’s e-mail and other businesses in this segment.

Gross Profit Margin

Gross profit margin for the online games business for the first quarter of 2015 was 73.1%, compared to 76.0% and 78.5% for the preceding quarter and the first quarter of 2014, respectively. The year-over-year and quarter-over-quarter decreases in gross profit margin were mainly due to increased revenue contribution from mobile games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online games revenues.

Gross profit margin for the advertising services business for the first quarter of 2015 was 59.2%, compared to 65.9% and 47.8% for the preceding quarter and the first quarter of 2014, respectively. The year-over-year increase in gross profit margin was mainly due to enhanced economies of scale driven by revenue growth. The quarter-over-quarter decrease in gross profit margin was mainly due to the decrease of advertising services revenues due to seasonality.

Gross profit margin for the e-mail, e-commerce and others business for the first quarter of 2015 was 38.9%, compared to 48.2% and 6.7% for the preceding quarter and the first quarter of 2014, respectively. The year-over-year increase in gross profit margin was mainly due to increased revenue from e-commerce services related to third-party lottery products, which has a relatively higher gross profit margin. The quarter-over-quarter decrease in gross profit margin was primarily attributable to the fact that revenue from third-party lottery products decreased as a percentage of total revenues for this segment due to the temporary suspension discussed above.

Operating Expenses

Total operating expenses for the first quarter of 2015 were RMB1,173.5 million (US$189.3 million), compared to RMB1,239.7 million and RMB563.6 million for the preceding quarter and the first quarter of 2014, respectively. The year-over-year increase in operating expenses was mainly due to increased selling and marketing expenses for online PC-client and mobile games, promotions for the e-mail, e-commerce and others business, as well as the advertising services business, and increased staff-related research and development costs resulting from an increase in the number of employees and average compensation. The quarter-over-quarter decrease in operating expenses was mainly due to decreased promotional costs for online games and advertising services.

Income Taxes

The Company recorded a net income tax charge of RMB214.5 million (US$34.6 million) for the first quarter of 2015, compared to RMB187.9 million and RMB179.6 million for the preceding quarter and the first quarter of 2014, respectively. The effective tax rate for the first quarter of 2015 was 14.1%, compared to 12.8% and 13.8% for the preceding quarter and the first quarter of 2014, respectively.

Net Income After Tax

Net income attributable to the Company’s shareholders for the first quarter of 2015 totaled RMB1.3 billion (US$204.0 million), compared to RMB1.3 billion and RMB1.1 billion for the preceding quarter and the first quarter of 2014, respectively. Non-GAAP net income attributable to the Company’s shareholdersa for the first quarter of 2015 totaled RMB1.4 billion (US$229.9 million), compared to RMB1.4 billion and RMB1.2 billion for the preceding quarter and the first quarter of 2014, respectively.

During the first quarter of 2015, the Company had a net foreign exchange gain of RMB22.7 million (US$3.7 million), compared to a net foreign exchange loss of RMB7.1 million and a net foreign exchange gain of RMB7.1 million for the preceding quarter and the first quarter of 2014, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains/(losses) were mainly due to unrealized exchange gains/(losses) arising from the Company’s foreign currency-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.56 and US$1.55, respectively, for the first quarter of 2015. The Company reported basic and diluted earnings per ADS of US$1.57 and US$1.56, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$1.39 each for the first quarter of 2014. Non-GAAP basic and diluted earnings per ADS was US$1.76 and US$1.74, respectively, for the first quarter of 2015, compared to non-GAAP basic and diluted earnings per ADS of US$1.72 and US$1.71, respectively, in the preceding quarter, and US$1.46 each for the first quarter of 2014.

a As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Quarterly Dividend

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter.

NetEase paid a dividend of US$0.39 per ADS for the fourth quarter of 2014 on March 6, 2015.

The board of directors has approved a dividend of US$0.39 per ADS for the first quarter of 2015, which is expected to be paid on June 5, 2015 to shareholders of record as of the close of business on May 27, 2015. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of March 31, 2015, the Company’s total cash and time deposits balance was RMB22.1 billion (US$3.6 billion), compared to RMB21.2 billion as of December 31, 2014. Cash flow generated from operating activities was RMB1.9 billion (US$310.6 million) for the first quarter of 2015, compared to RMB1.9 billion and RMB1.7 billion for the preceding quarter and the first quarter of 2014, respectively.

Beginning in the first quarter of 2015, NetEase made a reclassification of certain revenue and cost of revenue items from its advertising services segment to its e-mail, e-commerce and others segment. The segments reclassification reflects changes in the way the Company evaluates its business performance and manages its operations. Certain prior period amounts have been reclassified to conform to the current period presentation.

Share Repurchase Program

In February 2014, the Company announced that its board of directors approved a new share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed 12 months.  This program expired on February 16, 2015, and no ADSs were repurchased under it.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.1990 on March 31, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2015, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, May 13, 2015 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, May 14, 2015). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-576-4387 (international: 1-719-325-2420) 10 to 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international 1-719-457-0820), and entering passcode 5860271#. The replay will be available through May 28, 2015.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail and e-commerce services, advertising services, mobile applications and games, and web portals. In partnership with Blizzard Entertainment, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile Internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone®:Heroes of Warcraft™, Diablo III®: Reaper of Souls™, or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce services may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures we use may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	March 31,	March 31,
	2014	2015	2015
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,021,453	3,739,901	603,307
Time deposits	18,496,574	17,974,161	2,899,526
Restricted cash	2,628,847	2,376,322	383,340
Accounts receivable, net	873,137	891,183	143,762
Prepayments and other current assets	1,451,919	1,761,537	284,165
Short-term investments	2,058,552	2,016,212	325,248
Deferred tax assets	202,040	195,850	31,594
Total current assets	27,732,522	28,955,166	4,670,942

Non-current assets:
Property, equipment and software, net	1,281,225	1,327,327	214,120
Land use right, net	77,648	77,248	12,461
Deferred tax assets	21,160	20,304	3,275
Time deposits	673,000	390,000	62,913
Other long-term assets	569,116	626,729	101,102
Total non-current assets	2,622,149	2,441,608	393,871
Total assets	30,354,671	31,396,774	5,064,813

Liabilities, Mezzanine Classified Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	410,722	366,179	59,071
Salary and welfare payables	534,565	462,080	74,541
Taxes payable	334,290	513,288	82,802
Short-term loan	2,049,865	1,228,341	198,151
Deferred revenue	1,967,780	2,192,522	353,690
Accrued liabilities and other payables	1,357,228	1,695,879	273,573
Deferred tax liabilities	101,997	136,088	21,953
Total current liabilities	6,756,447	6,594,377	1,063,781

Long-term payable:
Other long-term payable	106,430	52,932	8,539
Total liabilities	6,862,877	6,647,309	1,072,320

Mezzanine classified noncontrolling interests	133,634	137,702	22,214

Total NetEase, Inc.’s equity	23,390,345	24,607,024	3,969,515
Noncontrolling interests	(32,185)	4,739	764
Total shareholders’ equity	23,358,160	24,611,763	3,970,279

Total liabilities, mezzanine classified noncontrolling interests and shareholders’ equity	30,354,671	31,396,774	5,064,813

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,155,626	2,863,299	3,104,204	500,759
Advertising services	244,713	404,542	332,612	53,656
E-mail, e-commerce and others	118,638	415,765	448,404	72,335
Total revenues	2,518,977	3,683,606	3,885,220	626,750
Sales taxes	(153,465)	(220,613)	(224,973)	(36,292)
Total net revenues	2,365,512	3,462,993	3,660,247	590,458

Total cost of revenues	(657,776)	(977,565)	(1,171,139)	(188,924)

Gross profit	1,707,736	2,485,428	2,489,108	401,534

Selling and marketing expenses	(223,455)	(704,211)	(551,045)	(88,893)
General and administrative expenses	(96,837)	(143,850)	(170,599)	(27,520)
Research and development expenses	(243,357)	(391,591)	(451,826)	(72,887)
Total operating expenses	(563,649)	(1,239,652)	(1,173,470)	(189,300)

Operating profit	1,144,087	1,245,776	1,315,638	212,234
Other income/(expenses):
Investment income/(loss), net	10,690	(2,492)	3,326	537
Interest income	142,215	156,747	167,047	26,947
Exchange gains/ (losses)	7,123	(7,124)	22,689	3,660
Other, net	1,501	72,282	11,246	1,814

Net income before tax	1,305,616	1,465,189	1,519,946	245,192
Income tax	(179,566)	(187,893)	(214,543)	(34,609)

Net income after tax	1,126,050	1,277,296	1,305,403	210,583
Net income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(2,190)	(6,027)	(40,981)	(6,611)
Net income attributable to the Company’s shareholders	1,123,860	1,271,269	1,264,422	203,972

Comprehensive income	1,126,050	1,277,296	1,305,403	210,583
Net income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(2,190)	(6,027)	(40,981)	(6,611)
Comprehensive income attributable to the Company’s shareholders	1,123,860	1,271,269	1,264,422	203,972

Earnings per share, basic	0.35	0.39	0.39	0.06
Earnings per ADS, basic	8.63	9.73	9.65	1.56
Earnings per share, diluted	0.34	0.39	0.38	0.06
Earnings per ADS, diluted	8.60	9.67	9.60	1.55

Weighted average number of ordinary shares outstanding, basic	3,255,336	3,268,019	3,274,098	3,274,098
Weighted average number of ADS outstanding, basic	130,213	130,721	130,964	130,964
Weighted average number of ordinary shares outstanding, diluted	3,267,294	3,286,120	3,294,334	3,294,334
Weighted average number of ADS outstanding, diluted	130,692	131,445	131,773	131,773

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,126,050	1,277,296	1,305,403	210,583
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,445	64,965	38,675	6,239
Investment impairment	—	24,040	—	—
Share-based compensation cost	58,013	124,267	160,459	25,885
(Reversal of)/allowance for provision for doubtful debts	(29)	(282)	5,974	964
(Gain)/loss on disposal of property, equipment and software	(23)	1,619	(88)	(14)
Unrealized exchange (gains) losses	(11,063)	10,070	(7,141)	(1,152)
Deferred income taxes	40,868	(100,874)	41,137	6,636
Net equity share of loss from associated companies	7,339	1,987	21,530	3,473
Fair value changes of short-term investments	(6,506)	(17,885)	(21,787)	(3,515)
Changes in operating assets and liabilities:
Accounts receivable	40,760	(104,705)	(23,999)	(3,871)
Prepayments and other current assets	(14,825)	(61,818)	(310,698)	(50,120)
Accounts payable	(8,307)	138,360	(46,234)	(7,458)
Salary and welfare payables	(77,824)	226,233	(72,485)	(11,693)
Taxes payable	131,582	60,923	178,991	28,874
Deferred revenue	121,056	217,560	224,742	36,255
Accrued liabilities and other payables	204,873	41,242	430,669	69,474
Net cash provided by operating activities	1,650,409	1,902,998	1,925,148	310,560

Cash flows from investing activities:
Purchase of property, equipment and software	(31,169)	(301,156)	(120,352)	(19,415)
Proceeds from sale of property, equipment and software	30	896	136	22
Purchase of other intangible assets	(9,148)	(1,725)	—	—
Purchase of land use right	—	(37,570)	—	—
Net change in short-term investments with terms of three months or less	(140,000)	(262,558)	386,479	62,345
Purchase of short-term investments	(405,127)	(300,000)	(830,000)	(133,893)
Proceeds from maturities of short-term investments	—	203,271	507,648	81,892
Transfer (to)/from restricted cash	(77,221)	(173,252)	252,526	40,737
Placement/rollover of matured time deposits	(6,417,582)	(5,068,797)	(5,337,795)	(861,074)
Proceeds from maturities of time deposits	7,022,435	4,064,596	6,156,953	993,217
Net change in other assets	(14,135)	(43,634)	(79,609)	(12,842)
Net cash (used in)/ provided by investing activities	(71,917)	(1,919,929)	935,986	150,989

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans	1,769,559	—	1,219,853	196,782
Payment of short-term bank loans	(975,504)	—	(2,049,865)	(330,677)
Capital injection from noncontrolling interests shareholders	100	11	15	2
Capital contribution from mezzanine classified noncontrolling interests shareholders	—	130,365	—	—
Dividends paid to shareholders	(1,122,151)	(288,686)	(313,406)	(50,558)
Net cash used in financing activities	(327,996)	(158,310)	(1,143,403)	(184,451)

Effect of exchange rate changes on cash held in foreign currencies	4,215	1,760	717	116
Net increase/(decrease) in cash and cash equivalents	1,254,711	(173,481)	1,718,448	277,214
Cash and cash equivalents, beginning of the period	1,458,298	2,194,934	2,021,453	326,093
Cash and cash equivalents, end of the period	2,713,009	2,021,453	3,739,901	603,307

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	80,909	186,347	141,893	22,890
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	6,067	80,575	42,198	6,807

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,155,626	2,863,299	3,104,204	500,759
Advertising services	244,713	404,542	332,612	53,656
E-mail, e-commerce and others	118,638	415,765	448,404	72,335
Total revenues	2,518,977	3,683,606	3,885,220	626,750

Sales taxes:
Online game services	(123,113)	(155,764)	(162,973)	(26,290)
Advertising services	(24,121)	(42,300)	(34,820)	(5,617)
E-mail, e-commerce and others	(6,231)	(22,549)	(27,180)	(4,385)
Total sales taxes	(153,465)	(220,613)	(224,973)	(36,292)

Net revenues:
Online game services	2,032,513	2,707,535	2,941,231	474,469
Advertising services	220,592	362,242	297,792	48,039
E-mail, e-commerce and others	112,407	393,216	421,224	67,950
Total net revenues	2,365,512	3,462,993	3,660,247	590,458

Cost of revenues:
Online game services	(437,794)	(650,323)	(792,470)	(127,838)
Advertising services	(115,117)	(123,521)	(121,392)	(19,583)
E-mail, e-commerce and others	(104,865)	(203,721)	(257,277)	(41,503)
Total cost of revenues	(657,776)	(977,565)	(1,171,139)	(188,924)

Gross profit:
Online game services	1,594,719	2,057,212	2,148,761	346,631
Advertising services	105,475	238,721	176,400	28,456
E-mail, e-commerce and others	7,542	189,495	163,947	26,447
Total gross profit	1,707,736	2,485,428	2,489,108	401,534

Gross profit margin:
Online game services	78.5%	76.0%	73.1%	73.1%
Advertising services	47.8%	65.9%	59.2%	59.2%
E-mail, e-commerce and others	6.7%	48.2%	38.9%	38.9%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.1990 on the last trading day of March 2015 (March 31, 2015) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	31,315	58,826	75,562	12,189
Operating expenses
- Selling and marketing expenses	3,852	7,910	8,967	1,447
- General and administrative expenses	8,387	18,130	25,410	4,099
- Research and development expenses	14,459	39,401	50,520	8,150

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	1,123,860	1,271,269	1,264,422	203,972
Add: Share-based compensation	58,013	124,267	160,459	25,885
Non-GAAP net income attributable to the Company’s shareholders	1,181,873	1,395,536	1,424,881	229,857

Non-GAAP earnings per share, basic	0.36	0.43	0.44	0.07
Non-GAAP earnings per ADS, basic	9.08	10.68	10.88	1.76
Non-GAAP earnings per share, diluted	0.36	0.42	0.43	0.07
Non-GAAP earnings per ADS, diluted	9.04	10.62	10.81	1.74